May 1, 2008

BY EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Peggy Fisher, Assistant Director

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Colfax Corporation
Registration Statement on Form S-1
Amendment No. 4 Filed April 23, 2008
File No. 333-148486

Dear Ms. Fisher:

On behalf of Colfax Corporation (“Company”), this letter is in response to the staff’s letter dated April 25, 2008 to John A. Young, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

In response to your letter, set forth below are the staff’s comments in italics followed by the Company’s responses to the staff’s comments. Where indicated below, the Company has included changes to the disclosure in Amendment No. 5 to the Registration Statement, which the Company is filing contemporaneously with this response letter.

We have sent to your attention for delivery on May 1, 2008, courtesy copies of this letter (including exhibits) and Amendment No. 5 to the Registration Statement (excluding exhibits) blacklined to show changes against the Registration Statement.

Cover Page of Prospectus

1.	Identify the two selling shareholders on the cover page.

The Company has revised the cover page to identify the selling shareholders.

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 1, 2008

2.	Quantify the estimated reimbursement amount the registrant will pay out of the proceeds to cover offering expenses of the selling shareholders.

The Company has revised the cover page to disclose the estimated amount that the Company expects to pay to the selling stockholders to reimburse them for the underwriting discount on the shares sold by them. This estimate is based on the midpoint of the price range set forth on the cover page of the prospectus.

Recent Developments, page 10

3.	Please revise to disclose the reasons that estimated operating income for the three months ended March 28, 2008, on an annualized basis, is significantly lower than operating income for fiscal year 2007. In addition, please supplementally confirm that your Recent Developments section includes all available financial information and discusses any known trends or changes in your financial condition or results of operations.

The Company has revised the disclosure on page 10 to disclose the reasons why the estimated operating income for the three months ended March 28, 2008, on an annualized basis, is significantly lower than operating income for the fiscal year ended December 31, 2007. In particular, the Company has identified the $50.3 million legacy asbestos gain in 2007, the majority of which was recognized in the fourth quarter of 2007, which makes comparability of operating income based on annualized information inappropriate. As noted under the subheading “Items Affecting Comparability of Reported Results—Legacy Asbestos (Income) Expense” in the MD&A, the legacy asbestos gain in 2007 was primarily the result of a revaluation of the insurance asset and from recording a receivable due from the Company’s insurers for past costs paid by the Company which were based on a series of court rulings in late 2007. The Company does not view this development as a trend.

The Company confirms that the information provided in this section constitutes the most recent information available and that no known trends or changes in the Company’s financial condition or results or operations exist that are not disclosed.

Use of Proceeds, page 22

4.	Explain how and why the initial offering price could change the proportion of shares offered between the selling shareholders and the registrant.

The Company has revised the disclosure on pages 6 and 22 in response to the staff’s comment to clarify that the common stock to be sold by the selling shareholders is all of the common stock that will be received upon conversion of all of the outstanding preferred stock upon consummation of the offering. This amount is based upon a formula contained in the Company’s certificate of incorporation and is dependant upon the offering price of the Company’s common stock. Accordingly, the amount of shares to be sold by the selling shareholders will fluctuate depending on the actual offering price. In addition, because the offering size has been fixed at 18,750,000 shares by the Company after discussions with the underwriters, the number of shares to be sold by the Company in the offering also will fluctuate as the shares offered by the selling shareholders fluctuates.

5.	Disclose the uses of proceeds in bulleted paragraphs so that it is evident to potential investors how much will be paid to affiliates for various purposes.

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 1, 2008

The Company has revised the disclosure on pages 22 and 23 to present the uses of proceeds in bulleted paragraphs in response to the staff’s comment.

6.	Explain in more detail how the $22.5 million is allocated for compensation of executive officers, and disclose the total amounts allocated to each named executive officer, either here or in the executive compensation section.

The Company has revised the disclosure on pages 22 and 23 to provide additional detail concerning the allocation of the $22.5 million expected to be used for purposes of execution compensation, including identification of specific amounts to be paid to each named executive officer and to the remaining current and former executive officers as a group.

7.	Please tell us whether the $174.8 million “original issue price of the preferred stock” represents the actual cash paid by the selling shareholders for the preferred stock. If not, revise throughout the prospectus to disclose the amount they paid for the preferred stock and, if not paid in cash, how the fair market value was derived. Also disclose when the preferred stock was purchased.

The Company has revised the disclosure on page 22 to state that the shares of preferred stock were acquired in 2003 in exchange for notes payable by the Company to the selling shareholders that evidenced cash advances by them to the Company. The aggregate original issue price of the preferred stock was equal to the principal amount of the notes plus accrued interest at the time of the exchange.

8.	Please provide an estimated figure for funds to be applied to working capital and general corporate purposes after allocation for the other specified purposes.

The Company has revised the disclosure on pages 23 and 44 to remove the reference to application of the balance of proceeds, if any, to working capital and general corporate purposes. At the midpoint of the price range set forth on the cover page of the prospectus, the Company does not expect to have any proceeds remaining following the uses quantified in the description of the uses of proceeds. The Company has further revised the disclosure on this page to note that if the Company were to receive additional proceeds from the offering, it is expected that any such additional proceeds would be applied towards the additional repayment of outstanding indebtedness as described in this section. In the event that the Company receives less proceeds in the offering than it has estimated, the Company expects to reduce the amount used to repay indebtedness.

Capitalization, page 24

9.	Please revise to explain the difference between the net proceeds from the offering on page 22 of $111.3 million and the sum of the changes to total stockholders’ equity and total debt on a pro forma, as adjusted basis of $117.3 million on page 24.

The Company has revised the disclosure on page 25 to revise the pro forma as adjusted numbers and the bullet describing the pro forma as adjusted column. The revised disclosure explains that there are associated adjustments to pro forma as adjusted retained earnings (deficit) to reflect (i) the expense of the write-off of deferred debt issuance costs of approximately $3.4 million and the resulting tax benefit of approximately $1.3 million, resulting from the repayment of indebtedness described under “Use of Proceeds” in the Registration Statement, (ii) the approximately $22.5 million expense for the payments to current and former executives under previously adopted compensation plans described under “Use of Proceeds” in the Registration Statement and the resulting tax benefit of approximately $8.6 million, (iii) the approximately $11.8 million expense related to the reimbursement of the selling stockholders for the Underwriters discount for which there is no related tax benefit and (iv) the estimated additional preferred stock dividends of approximately $3.7 million to be declared on the effective date of this offering. Set forth below for the staff’s ease of review is a reconciliation of Actual Shareholders’ Equity to Pro Forma, As Adjusted Shareholders’ Equity:

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 1, 2008

Stockholders’ Equity — Actual	$53,051
Estimated Net Proceeds	111,263
Estimated Expense for Cash Payments under 2001 & 2006 Plans	(22,539)
Tax Benefit of Cash Payments under 2001 & 2006 Plans	8,565
Estimated Reimbursement to selling stockholders	(11,798)
Estimated Write off of Debt Issuance Costs	(3,396)
Tax Benefit of Write off of Debt Issuance Costs	1,290
Declare Estimated Preferred Stock Dividends	(3,746)
Stockholders’ Equity — Pro Forma As Adjusted	$132,690

Dilution, page 25

10.	The purpose of the table at the bottom of page 25 is to compare what existing stockholders and new investors paid for their proportional equity interests. Even though the Rales are converting their convertible preferred stock and selling the common stock in this offering, the price they paid is relevant to investors and should be disclosed. Please expand the disclosure, either through a separate table or otherwise, so that new investors are more accurately informed of the difference between what they are paying for their proportional interest compared to what all existing stockholders, including the Rales, paid for their equity interests in the registrant.

The Company has revised the disclosure on page 26 to include all of the outstanding shares of preferred stock in the table on the bottom of that page. In addition, the Company has revised the disclosure in the paragraph immediately preceding the table to clarify that the shares issuable upon conversion of the outstanding preferred stock are included in the table. The Company has added a footnote to this table to explain that the shares of preferred stock were acquired in 2003 in exchange for notes payable by the Company to the selling shareholders that evidenced cash advances by them to the Company.

11.	In the first paragraph on page 26, disclose to shareholders the number of shares of common stock and/or options that the board has approved and that will be issued to officers and/or directors upon effectiveness of this offering under your various compensation plans, and briefly describe the terms.

The Company has revised the disclosure on page 27 to disclose the number of shares of common stock, restricted stock units and stock options to be granted to executive officers and directors upon effectiveness of this offering under the Company’s compensation plans.

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 1, 2008

Adoption of 2008 Omnibus Incentive Plan, page 73

12.	We note the disclosure on pages 73-74 relating to restricted stock and stock options you will grant to certain executive officers upon effectiveness of the offering. We also note that the number of options to be granted will be determined by taking 50% of the grant value listed on page 73 divided by 40% of the value of your common stock on the date of effectiveness of the offering.

•

Tell us and revise to clarify what you mean by “the value of your common stock on the date of effectiveness of the offering.” For example, is this the IPO offering price or is this the closing price of the stock on that day.

•	Explain to us why a 60% discount off the value of your common stock would be appropriate.

The Company has revised the disclosure on pages 75 and 76 to clarify that the value of the common stock on the date of effectiveness is the initial public offering price. The Company has further revised this disclosure to clarify that the number of options to be granted to each individual, and not the option exercise price, is determined using a Black-Scholes option pricing model. The Company’s revised disclosure clarifies that the exercise price of these stock options will be the initial public offering price per share on the date of grant.

13.	We note that SFAS 123(R) will require you to record the grant-date fair value of the number of options resulting from the formula above and that the fair value would likely be different from the numerator of the formula – i.e., 50% of the grant value listed on page 73.

•

Tell us whether the grant value listed on page 73 only represents a notional value used to calculate the number of options to be granted and that the fair value of the options granted may be different. If so, please revise to clarify that fact for investors, indicating whether you expect the amount to be higher or lower.

•	Otherwise, please explain to us how the determination of stock-options to be granted and the grant value assigned are consistent with the guidance in SFAS 123(R).

The Company has revised the disclosure on page 75 to clarify that the award values set forth on page 74 do not represent the fair value of the options to be granted, but instead represent a value used to determine the number of options to be granted. The Company’s revised disclosure on page 75 states that the Company will determine the fair value of such awards in accordance with the guidance in SFAS 123(R).

14.	Revise the Critical Accounting Estimates section of the filing to address the following:

•	Provide a brief discussion of the restricted stock and options you intend to grant.
•	Explain how you will value the options to be granted, including the methodology you will employ; the material assumptions and estimates you will use to determine that value and resulting value.
•	Disclose, if true, that you will use the IPO offering price as fair value of your stock in that calculation. Otherwise, please advise us.

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 1, 2008

•	Describe briefly how you will account for the stock options.
•	Disclose the amount of compensation expense you will record in each of the next three years.

The Company has revised its Critical Accounting Estimates disclosure on page 51 to provide a discussion of the equity awards the Company intends to grant upon the effectiveness of the offering and to explain the way in which the Company intends to account for these awards. The Company has revised the disclosure on page 51 to estimate the amount of stock-based compensation expense that the Company expects to record in each of the next three years as a result of the grants the Company expects to make at the effective time of the offering.

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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (410) 659-2741 or John B. Beckman at (202) 637-5464.

Sincerely,

/s/ Michael J. Silver

Michael J. Silver

cc:	John A. Young